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                                                                    [EXHIBIT 37]

[ITT LOGO]                                                       ITT CORPORATION


                                 DATE:       March 6, 1997
                                 CONTACT:    Jim Gallagher
                                 TELEPHONE:  212-258-1261

                                 CONTACT:    George Sard/David Reno
                                             Sard Verbinnen & Co.
                                 TELEPHONE:  212/687-8080


                             FOR IMMEDIATE RELEASE


             ITT TO SELL 50 PERCENT STAKE IN MADISON SQUARE GARDEN
                        TO CABLEVISION FOR $650 MILLION

           TRANSACTION VALUES MADISON SQUARE GARDEN AT $1.53 BILLION


    NEW YORK, NY, March 6, 1997 -- ITT Corp. (NYSE: ITT) today announced an agreement in principle to sell its 50 percent interest in the Madison Square Garden sports and entertainment properties to Cablevision Systems Corporation (ASE: CVC) for $650 million, an 81 percent gain in a two-year period on its net investment of $360 million in MSG.

    Cablevision will pay ITT $500 million in cash for a 38.5% interest in MSG upon closing, which is expected to occur late in the second quarter of 1997. ITT also has a "put" option to require Cablevision or MSG to purchase half of ITT's continuing 11.5% interest in MSG for $75 million on June 1, 1998 and the other half of this continuing interest for an additional $75 million on June 1, 1999.

                                    (more)

             1330 Avenue of the Americas, New York, NY 10019-5490
            Telephone (212) 258-1000 Facsimile (212) 258-1027/1028


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                                      -2-

    Under the terms of the agreement, ITT would also be entitled to participate in profit received by Cablevision in a subsequent private sale of any interest in MSG to a third party for the one year after closing.

    "This agreement to monetize our $360 million investment in MSG is another important step in increasing value for ITT shareholders," said Rand V. Araskog, chairman and chief executive officer of ITT. "This has been an extremely successful investment for ITT over the past two years. We have generated a superb return for our shareholders during our joint ownership with Cablevision based on our ability to significantly improve the operating results of this landmark New York City franchise."

    "This transaction gives ITT the best of both worlds -- we are guaranteed a minimum of $650 million for our stake in MSG while retaining the potential upside of a continuing 11.5 percent interest," said Robert A. Bowman, ITT president and chief operating officer.

    The agreement is subject to negotiation and execution of conditions, including definitive documentation, antitrust approval, and approval of the National Basketball Association and National Hockey League. The definitive agreement would not be subject to a financing condition.

                                    (more)


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                                      -3-

    As part of the agreement, WBIS+, the television station jointly owned by ITT and Dow Jones (NYSE: DJ), will broadcast select New York Knicks, New York Rangers, New Jersey Devils, New Jersey Nets and New York Islanders games under a sublicensing agreement. WBIS+ is also expected to broadcast certain New York Yankees games.

    The Madison Square Garden sports and entertainment properties include the world famous 20,000 seat Madison Square Garden Arena and the adjoining 5,600 seat Theater; the Madison Square Garden Network; and the NBA New York Knicks, the NHL New York Rangers, the WNBA New York Liberty and the Arena Football League New York CityHawks.

\   ITT Corporation had 1996 sales of approximately $6.6 billion.  Its core assets include ITT Sheraton, one of the world's largest hotel companies with approximately 425 hotels and resorts in more than 60 countries, and Caesars World, the leading brand name in the gaming industry, with major casinos in Atlantic City, Las Vegas and Lake Tahoe. Other assets include 83 percent of ITT Educational Services (NYSE: ESI), 80 percent of ITT World Directories, 50 percent of WBIS+, and 3.0 percent of Alcatel Alsthom.

    NOTE TO EDITOR:  SEE ATTACHED TABLE DETAILING ITT'S TWO-YEAR INVESTMENT IN
MSG.


                                    - ITT -


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                                      -4-

                         ITT INVESTMENT IN MADISON SQUARE GARDEN

Date                              Equity         Equity         Debt
----                              ------         ------         ----
                                  ITT            CABLEVISION
                                  ---            -----------

3/95
$1.0 billion purchase             $610 million*  $110 million   $280 million

Operating cash flow
used to pay down $50
million of debt                                                 ($50 million)

                                  $610 million   $110 million   $230 million

3/96

Cablevision repays $81
million of principal to
ITT                               ($81 million)  $81 million

                                  $529 million   $191 million

2/97

Cablevision repays $169
million of principal to
ITT                              ($169 million)  $169 million

                                  $260 million   $360 million   $230 million


3/6/97 announcement: Cablevision payment of $500 million for 38.5% equity stake implies:
- Equity value of $1.3 billion** vs. $720 million two years ago
- Enterprise value of $1.53 billion vs. $1.0 billion two years ago


* From March 1995 to March 1996, ITT lent Cablevision $250 million at an 11 percent interest rate as part of purchase. After the repayment of $81 million in March 1996, ITT lent the balance of $169 million at a 9 percent interest. Total interest payments to ITT on this loan were approximately $46 million.


** $500 million = 38.5% therefore $1.3 billion = 100%